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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Allscripts Healthcare Solutions, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
01988P108
(CUSIP Number)
December 31, 2006 (1)
(Date of Event Which Requires Filing of this Statement)

(1) Beneficial ownership information reported herein is as of December 31, 2006; provided however, the percentage of class beneficially owned by each reporting person reported herein is based on 53,671,363 shares of common stock outstanding as of October 31, 2006 as reported in Allscripts Healthcare Solutions, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	01988P108	Page	2	of	13

1	NAMES OF REPORTING PERSONS: Liberty Partners Holdings 6, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States-DE

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	00

CUSIP No.	01988P108	Page	3	of	13

1	NAMES OF REPORTING PERSONS: Liberty Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States-DE

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	00- Limited Partnership

CUSIP No.	01988P108	Page	4	of	13

1	NAMES OF REPORTING PERSONS: PEB Associates, Inc. d/b/a Liberty Capital Partners, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States-DE

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	01988P108	Page	5	of	13

1	NAMES OF REPORTING PERSONS: Peter E. Bennett

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		4,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	less than 0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	01988P108	Page	6	of	13

1	NAMES OF REPORTING PERSONS: G. Michael Stakias

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		10,000[1]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,000[1]

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,000[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

less than 0.1%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1 Beneficial ownership as of December 31, 2006. As of the date of filing of this Statement, the Reporting Person does not beneficially own any shares of common stock of Allscripts Healthcare Solutions, Inc.

CUSIP No.	01988P108	Page	7	of	13

1	NAMES OF REPORTING PERSONS: Michael S. Levine

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	01988P108	Page	8	of	13

1	NAMES OF REPORTING PERSONS: Thomas G. Greig, III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	01988P108	Page	9	of	13

1	NAMES OF REPORTING PERSONS: Yvonne V. Marsh

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page	10	of	13
Item 1.
(a)	Name of Issuer

Allscripts Healthcare Solutions, Inc.

(b)	Address of Issuer’s Principal Executive Offices

222 Merchandise Mart, Suite 2024 Chicago, Illinois 60054
Item 2.
(a)-(c) This Statement is filed by:

Liberty Partners Holdings 6, L.L.C. (“LLC”);

Liberty Partners, LP (“LP”), manager of LLC;

PEB Associates, Inc. d/b/a Liberty Capital Partners, Inc. (“LCP”), general partner of LP;

and Peter E. Bennett (“Bennett”), G. Michael Stakias (“Stakias”), Michael S. Levine, (“Levine”), Thomas G. Greig, III (“Greig”) and Yvonne V. Marsh (“Marsh”) who, as of December 31, 2006, were officers, directors and stockholders of LCP (the individuals referred to above are collectively referred to herein as the “Stockholders”).

The business address of LLC, LP, LCP and the Stockholders is 1370 Avenue of the Americas, 34th and 35th Floors, New York, NY 10019. LLC is a Delaware limited liability company; LP is a Delaware limited partnership; LCP is a Delaware corporation and Bennett, Stakias, Levine, Greig and Marsh are U.S. citizens.

LLC, LP, LCP and the Stockholders are individually referred to herein as “Reporting Person” and collectively as the “Reporting Persons.”

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

01988P108
Item 3.
     N/A
Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: See Row 9 for the amount beneficially owned by each Reporting Person

(b)	Percent of class: See Row 11 for the percentage of class beneficially owned by each Reporting Person. Such percentage is based on 53,671,363 shares of common stock outstanding as of October 31, 2006 as reported in Allscripts Healthcare Solutions, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

(c)	Number of shares as to which the person has: See Rows 5-8 for the voting and dispositive power for each Reporting Person
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☑
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     N/A

Page	11	of	13
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
             Company
          N/A
Item 8. Identification and Classification of Members of the Group
     The Reporting Persons may be deemed to be a “group” for the purposes of Section 13(g) of the Act and the rules thereunder, although each expressly disclaims any assertion or presumption that it or the other person on whose behalf this statement is filed constitute a “group.” The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a “group” consisting of one or more of such persons. A copy of the Agreement Relating to Joint Filing of Schedule 13(G) is attached hereto as Exhibit A.
Item 9. Notice of Dissolution of Group
          N/A
Item 10. Certification
          N/A

;	Page	12	of	13
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

Dated: February 13, 2007	LIBERTY PARTNERS HOLDINGS 6, L.L.C.

	By:	Liberty Partners, L.P., its Manager
	By:	PEB Associates, Inc. d/b/a Liberty Capital Partners, Inc., its General Partner

	By:	/s/ Michael S. Levine Michael S. Levine, Executive Vice President and Managing Director

LIBERTY PARTNERS, L.P.
	By:	PEB Associates, Inc. d/b/a Liberty Capital Partners, Inc., its General Partner

	By:	/s/ Michael S. Levine Michael S. Levine, Executive Vice President and Managing Director

/s/ Peter E. Bennett

Peter E. Bennett, individually and on behalf of LCP in his capacity as an officer thereof

/s/ G. Michael Stakias

G. Michael Stakias, individually and on behalf of LCP in his capacity as an officer thereof

/s/ Michael S. Levine

Michael S. Levine, on behalf of LCP in his capacity as an officer thereof

/s/ Thomas G. Greig, III

Thomas G. Greig, III, on behalf of LCP in his capacity as an officer thereof

/s/ Yvonne V. Marsh

Yvonne V. Marsh, on behalf of LCP in her capacity as an officer thereof

Page	13	of	13
EXHIBIT A
AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G
     The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Allscripts Healthcare Solutions, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.
     This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a “group” consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

Dated: February 13, 2007	LIBERTY PARTNERS HOLDINGS 6, L.L.C.

	By:	Liberty Partners, L.P., its Manager
	By:	PEB Associates, Inc. d/b/a Liberty Capital Partners, Inc., its General Partner

	By:	/s/ Michael S. Levine Michael S. Levine, Executive Vice President and Managing Director

LIBERTY PARTNERS, L.P.
	By:	PEB Associates, Inc. d/b/a Liberty Capital Partners, Inc., its General Partner

	By:	/s/ Michael S. Levine Michael S. Levine, Executive Vice President and Managing Director

/s/ Peter E. Bennett

Peter E. Bennett, individually and on behalf of LCP in his capacity as an officer thereof.

/s/ G. Michael Stakias

G. Michael Stakias, individually and on behalf of LCP in his capacity as an officer thereof

/s/ Michael S. Levine

Michael S. Levine, on behalf of LCP in his capacity as an officer thereof

/s/ Thomas G. Greig, III

Thomas G. Greig, III, on behalf of LCP in his capacity as an officer thereof

/s/ Yvonne V. Marsh

Yvonne V. Marsh, on behalf of LCP in her capacity as an officer thereof